FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              Spectrian Corporation
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             (Exact name of Registrant as specified in its charter)

         Delaware                                              77-0023003
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(State of incorporation or organization                  (IRS Employer I.D. No.)

                    350 West Java Drive, Sunnyvale, CA 94089
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                    (Address of principal executive offices)


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
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                                (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
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         This  Amendment  No.  1  on  Form  8-A  is  being  filed  by  Spectrian
Corporation, to amend and restate Item 1 and the exhibit filed under Item 2 of the Form 8A originally filed on January 17, 1997.

Item 1.           Description of Securities to be Registered.

                  Spectrian Corporation (the "Company") and ChaseMellon Shareholder Services, L.L.C., (the "Rights Agent"), are parties to a an amended and restated Preferred Shares Rights Agreement dated as of January 15, 1997 (the "Previous Agreement"). Pursuant to the Prior Agreement, the Board of Directors of the Company declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock. The dividend was payable on March 21, 1997 (the "Record Date") to shareholders of record as of the close of business on that date. Under the Previous Agreement, each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $126.00, subject to adjustment.

                  On August 9, 2000, pursuant to section 27 of the Previous Agreement, the Company's Board of Directors agreed to restate the dividend that it had declared under the Previous Agreement in a Second Amended and Restated Preferred Shares Rights Agreement dated August 14, 2000 (the "Rights Agreement"). Under the Rights Agreement, the Company's Board of Directors amended the Previous Agreement to amend the dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Preferred for each outstanding share of Common Stock, par value $0.001 per share ("Common Shares"), of the Company. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $126.00 (the "Purchase Price"), subject to adjustment.

                  The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1.3 to this Registration Statement and is incorporated herein by reference.

         Rights Evidenced by Common Share Certificates

                  The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         Distribution Date

                  The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) the tenth day (or such later date as may be determined by the Company's Board of Directors) after a person or group of affiliated or


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

         associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, acquires beneficial ownership of (i) 15% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Common Shares then oustanding. However, with respect to shares of the Company's Common Stock held or acquired by Kopp Investment Advisors, Inc. ("Kopp"), an existing shareholder whose beneficial ownership exceeded 15% on the date of the Rights Plan was adopted, no Distribution Date will occur until such time as Kopp acquired more than 25% of the Company's Common Stock or announces a tender offer to acquire more than 25% of the Company's Common Stock, or until such time as Kopp shall be required to file a report of beneficial ownership on Schedule 13D with the Securities and Exchange Commission with respect to its holdings of the Company's Common Stock (collectively the "Limitations"). The earlier of such dates is referred to as the "Distribution Date."

         Issuance of Rights Certificates; Expiration of Rights

                  As soon as practicable following the Distribution Date, a summary of the Rights will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) August 14, 2010 (the "Final Expiration Date"), or
         (ii) redemption or exchange of the Rights as described below.

         Initial Exercise of the Rights

                  Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

         Right to Buy Company Common Shares

                  Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's Common Shares then outstanding (or with respect to Kopp, Kopp is not in compliance with the Limitations), then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

         Right to Buy Acquiring Company Stock

                  Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company's Common Shares then outstanding (or with respect to Kopp, Kopp is not in compliance with the Limitations), (i) the Company is acquired in a


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

         merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

         Exchange Provision

                  At any time after the acquisition by an Acquiring Person obtains 15% or more of the Company's Common Shares then outstanding (or with respect to Kopp, Kopp is not in compliance with the Limitations), and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

         Redemption

                  At any time on or prior to the Close of Business on the earlier of (i) the fifth day following the Shares Acquisition (or such later date as may be determined by action of the Company's Board of Directors and publicly announced by the company), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

         Adjustments to Prevent Dilution

                  The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

         Cash Paid Instead of Issuing Fractional Shares

                  No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

         No Shareholders' Rights Prior to Exercise

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

         Amendment of Rights Agreement

                  The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights


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

         holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

         Rights and Preferences of the Series A Preferred

                  Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

         No Voting Rights

                  Rights will not have any voting rights.

         Certain Anti-Takeover Effects

                  The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

                  The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

                  Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

                  However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.           Exhibits

         4.1.3 Amended and Restated Preferred Shares Rights Agreement, dated as of August 14, 2000, between Spectrian Corporation and ChaseMellon Shareholder Services, including the Amended and Restated Certificate of Incorporation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.


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

         3.5      Certificate of Incorporation of Spectrian Corporation 1
         3.6      By-laws of Spectrian Corporation 2


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 14, 2000           SPECTRIAN CORPORATION


                                By:      /s/ Michael D. Angel
                                         -----------------------------------
                                         Michael D. Angel
                                         Executive Vice President, Finance and
                                         Administration, Chief Financial Officer
                                         and Secretary




__________________

1 Incorporated by reference to the same numbered exhibit filed with Spectrian Corporation's Quarterly Report for the quarter ending on June 28, 1997.

2 Incorporated by reference to the same numbered exhibit filed with Spectrian Corporation's Form 8K filed October 10, 1997.


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